UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2017

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

10 Nissim Aloni St.

Tel-Aviv, Israel 6291924

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Changes in Holdings of Interested Parties

On November 27, 2017 (and again on November 28, 2017, in corrected form), Gazit-Globe Ltd. (the “Company”) reported to the Tel Aviv Stock Exchange and Israeli Securities Authority that The Phoenix Holdings Ltd. (“Phoenix”), an Israeli company engaged in both insurance and investment and financial products, together with Excellence Investments Ltd. (“Excellence”), an Israeli company controlled by Phoenix, became an interested party (as defined under the Israeli Companies Law, 5759-1999) of the Company. The combined holdings of these entities now exceeds 5% of the Company’s issued and outstanding shares (and voting power), consisting of the following:

(i)	Phoenix: 7,926,683 common shares, constituting 4.10% of the issued and outstanding share capital of the Company (4.01% on a fully diluted basis); and
(ii)	Excellence: 1,780,435 common shares, constituting 0.92% of the issued and outstanding share capital of the Company (0.90% on a fully diluted basis).

The Company also reported that each of Phoenix and Excellence owns a significant principal amount of various series of the Company’s outstanding debentures.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: November 29, 2017	By:	/s/ Adi Jemini
	Name: Title:	Adi Jemini Executive Vice President and Chief Financial Officer

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